                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                     FORM 3
             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

           FILED PURSUANT TO SECTION 16(a) OF THE SECURITIES EXCHANGE
            ACT OF 1934, SECTION 17(a) OF THE PUBLIC UTILITY HOLDING
                             COMPANY ACT OF 1935 OR
               SECTION 30(f) OF THE INVESTMENT COMPANY ACT OF 1940
                            (PRINT OR TYPE RESPONSES)

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                    1. NAME AND ADDRESS OF REPORTING PERSON*

                                SEGAL, STEVEN G.
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                             (LAST) (FIRST) (MIDDLE)

                          J.W. CHILDS ASSOCIATES, INC.
                         ONE FEDERAL STREET, 21ST FLOOR
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                                    (STREET)

                                BOSTON, MA 02110
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                              (CITY) (STATE) (ZIP)

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              2. DATE OF EVENT REQUIRING STATEMENT (MONTH/DAY/YEAR)

                                    10/17/01
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  3. I.R.S. IDENTIFICATION NUMBER OF REPORTING PERSON, IF AN ENTITY (VOLUNTARY)


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                   4. ISSUER NAME AND TICKER OR TRADING SYMBOL

                      INSIGHT HEALTH SERVICES CORP. (IHSC)

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                5. RELATIONSHIP OF REPORTING PERSON(S) TO ISSUER
                             (CHECK ALL APPLICABLE)

                  [X] DIRECTOR                   [_] 10% OWNER
         [_] OFFICER (GIVE TITLE BELOW)    [_] OTHER (SPECIFY BELOW)


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              6. IF AMENDMENT, DATE OF ORIGINAL (MONTH/DAY/YEAR)
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7.   Individual or Joint/Group Filing  (Check Applicable Line)

     [_]  Form filed by One Reporting Person

     [X]  Form filed by More than One Reporting Person

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             TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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
                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
    (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 5)
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
Common Stock, par value $0.001 per          One (1) share                  I                         See Note (1)
share
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

Note (1): On October 17, 2001, all of the outstanding common stock (the "Common Stock") of InSight Health Services Corp. (the "Company") was acquired by InSight Health Services Holdings Corp. ("Holdings"). The acquisition was consummated by merging (the "Merger") InSight Health Services Acquisition Corp. ("Acquisition Corp."), a wholly-owned subsidiary of Holdings, with and into the Company whereby the Company became a wholly-owned subsidiary of Holdings pursuant to an Agreement and Plan of Merger, dated as of June 29, 2001, as amended, by and among the Company, Acquisition Corp. and Holdings (the "Merger Agreement").

The Merger Agreement was adopted and the Merger approved by holders of a majority of the outstanding shares of the Common Stock and the Company's preferred stock at a special meeting of stockholders held on October 17, 2001. General Electric Company, GE Fund and various entities associated with The Carlyle Group, collectively the holders of approximately 69.5% of the Common Stock, voted to adopt the Merger Agreement and approve the Merger in accordance with the terms of their voting agreements with the Company.

Pursuant to the Merger Agreement, as a result of the Merger (i) each outstanding share of Common Stock was cancelled, retired and converted into the right to receive $18.00 in cash, (ii) each outstanding option and warrant to purchase Common Stock was canceled and converted into the right to receive the difference between $18.00 and the exercise price of such option or warrant, and (iii) the sole outstanding share of Acquisition Corp. was converted into one share of Common Stock of the Company, the surviving corporation.

Pursuant to the Merger Agreement, the Company's board of directors was replaced with the board of directors of Acquisition Corp., which, at the consummation of the Merger, consisted of the following individuals: Steven G. Segal, Edward D. Yun, Michael N. Cannizzaro, Mark J. Tricolli, David W. Dupree, Kenneth M. Doyle and Steven T. Plochocki.

As a result of the Merger and related transactions: (i) Holdings beneficially and directly owns the sole outstanding share of Common Stock, (ii) J.W. Childs Equity Partners II, L.P. ("J.W. Childs") beneficially owns 4,350,290 shares or approximately 80% of the common stock of Holdings, including 4,011,758 shares of Holdings' common stock owned directly by J.W. Childs and 338,532 shares of Holdings' common stock owned directly by JWC InSight Co-invest, LLC ("Co-invest"), an affiliate of J.W. Childs, and (iii) Halifax Capital Partners, L.P. ("Halifax") beneficially owns 1,111,112 shares or approximately 20% of the common stock of Holdings including 1,107,020 shares of Holdings' common stock owned directly by Halifax and 4,092 shares of Holdings' common stock owned directly by David W. Dupree, a Managing Director of Halifax.

Steven G. Segal is a Senior Managing Director of J.W. Childs Associates, L.P., which manages J.W. Childs, and is a member of Co-invest. Mr. Segal may be deemed to beneficially own the share of Common Stock of the Company directly owned by Holdings by virtue of his deemed ownership of (i) the 4,011,758 shares of Holdings common stock owned by J.W. Childs and (ii) the 338,532 shares of Holdings common stock held directly by Co-invest. Mr. Segal disclaims beneficial ownership of such shares of the Company and Holdings.

Edward D. Yun is a Managing Director of J.W. Childs Associates, L.P., which manages J.W. Childs and is a member of Co-invest. Mr. Yun may be deemed to beneficially own the share of Common Stock of the Company directly owned by Holdings by virtue of his deemed ownership of (i) the 4,011,758 shares of Holdings common stock owned by J.W. Childs and (ii) the 338,532 shares of Holdings common stock held directly by Co-invest. Mr. Yun disclaims beneficial ownership of such shares of the Company and Holdings.

Michael N. Cannizzaro is a Managing Director of J.W. Childs Associates, L.P., which manages J.W. Childs and is a member of Co-invest. Mr. Cannizzaro may be deemed to beneficially own the share of Common Stock of the Company directly owned by Holdings by virtue of his deemed ownership of (i) the 4,011,758 shares of Holdings common stock owned by J.W. Childs and (ii) the 338,532 shares of Holdings common stock held directly by Co-invest. Mr. Cannizzaro disclaims beneficial ownership of such shares of the Company and Holdings.

Mark J. Tricolli is a Senior Associate at J.W. Childs Associates, L.P., which manages J.W. Childs and is a member of Co-invest. Mr. Tricolli may be deemed to beneficially own the share of Common Stock of the Company directly owned by Holdings by virtue of his deemed ownership of (i) the 4,011,758 shares of Holdings common stock owned by J.W. Childs and (ii) the 338,532 shares of Holdings common stock held directly by Co-invest. Mr. Tricolli disclaims beneficial ownership of such shares of the Company and Holdings.

David W. Dupree is a Managing Director of The Halifax Group, L.L.C., which manages Halifax. Mr. Dupree directly owns 4,092 shares of Holdings common stock and may also be deemed to beneficially own the share of Common Stock of the Company directly owned by Holdings by virtue of his deemed ownership of the 1,107,020 shares of Holdings common stock owned by Halifax. Mr. Dupree disclaims beneficial ownership of such shares of the Company and Holdings.

Kenneth M. Doyle is a Principal of The Halifax Group, L.L.C., which manages Halifax. Mr. Doyle may be deemed to beneficially own the share of Common Stock of the Company directly owned by Holdings by virtue of his deemed ownership of the 1,107,020 shares of Holdings common stock owned by Halifax. Mr. Doyle disclaims beneficial ownership of such shares of the Company and Holdings.

As of the close of business on October 17, 2001, the Common Stock was voluntarily delisted from the NASDAQ National Market. In addition, On October 17, 2001, the Company filed with the Securities and Exchange Commission a Certification and Notice of Termination of Registration under Section 12(g) of the Exchange Act on Form 15. Pursuant to Rule 12g-4 of the Exchange Act, termination of registration of the Common Stock shall take place no more than 90 days after the filing of the Form 15.

This Initial Statement of Beneficial Ownership of Securities on Form 3 is being jointly filed by Steven G. Segal, Edward D. Yun, Michael N. Cannizzaro, Mark J. Tricolli, David W. Dupree and Kenneth M. Doyle, which are hereinafter collectively referred to as the "Reporting Persons."

===============================================================


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*    If the form is filed by more than one reporting person, see Instruction
     5(b)(v).

              TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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
                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
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

As a result of the foregoing transactions, the Reporting Persons and certain officers of the Company may be deemed to have formed a "group" for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act"). Each of the Reporting Persons expressly declares that the filing of this Form 3 shall not be construed as an admission by it, for the purposes of the Act, that it has formed a group, that it is the beneficial owner of, or that it has any shared voting or dispositive power over, or pecuniary interest in, any shares of Common Stock.

Other Reporting Persons:


Edward D. Yun
J. W. Childs Associates, Inc.
One Federal Street, 21st Floor
Boston, MA 02110

Michael N. Cannizzaro
J. W. Childs Associates, Inc.
One Federal Street, 21st Floor
Boston, MA 02110

Mark. J. Tricolli
J. W. Childs Associates, Inc.
One Federal Street, 21st Floor
Boston, MA 02110

David W. Dupree
1133 Connecticut Avenue, N.W., Suite 700
Washington, DC 20036

Kenneth M. Doyle
1133 Connecticut Avenue, N.W., Suite 700
Washington, DC 20036



** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is sufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

Filer:            Steven G. Segal
                  J.W. Childs Associates, Inc.
                  One Federal Street, 21st Floor
                  Boston, MA 02110

Date of Event Requiring Statement: 10/17/01

Issuer Name and Ticker or Trading Symbol: InSight Health Services Corp. (IHSC)



         /s/  STEVEN G. SEGAL
         -------------------------------
              STEVEN G. SEGAL


         /s/  EDWARD D. YUN
         -------------------------------
              EDWARD D. YUN


         /s/  MICHAEL N. CANNIZZARO
         -------------------------------
              MICHAEL N. CANNIZZARO


         /s/  MARK J. TRICOLLI
         -------------------------------
              MARK J. TRICOLLI


         /s/  DAVID W. DUPREE
         -------------------------------
              DAVID W. DUPREE


         /s/  KENNETH M. DOYLE
         -------------------------------
              KENNETH M. DOYLE